Mail Stop 3010

February 19, 2010

Via U.S. Mail and Facsimile 209.736.2608

Mr. Brian Wilmot
President and Chief Executive Officer
Eagle Oil Holding Company, Inc.
50 W. Liberty Street, Suite 880
Reno, NV 89501

> **Re: Eagle Oil Holding Company, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 19, 2010**
> **File No. 0-53279**

Dear Mr. Wilmot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed February 17, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend Item 4.01 of Form 8-K to cover the interim period from the date of the last audited financial statements to April 22, 2009, the date declination. Your disclosure should also state whether during the registrant's two most recent fiscal years *and any subsequent interim period through the date of declination* there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Please also provide a letter from your former accountants addressing the revised disclosures in the amendment.

2.   Please amend your filing to specify the date in which you engaged Liebman Goldberg & Hymowitz, LLP as your independent registered public accounting firm.

3.   Please clarify your disclosure to indicate that there was no discussion between the company and Liebman Goldberg & Hymowitz, your newly engaged independent registered public accounting firm, regarding the items noted within Item 304(a)(2) of Regulation S-K.

4.   Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. The letter required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant